UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a) AND

AMENDMENTS THERETO FILED PURSUANT TO 240.13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)*

TUNIU CORPORATION

(Name of Issuer)

Class A Ordinary Shares, par value US$0.0001 per share

(Title of Class of Securities)

89977P106(1)

(CUSIP Number)

Ying Zhou, Esq.

c/o Hony Capital

Suite 09, 70/F Two International Finance Centre

8 Finance Street

Central, Hong Kong

+852 3961 9700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 7, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)	There is no CUSIP for the Class A Ordinary Shares. This CUSIP number applies to the Issuer’s American depositary shares (the “ADSs”), each representing three Class A Ordinary Shares.

CUSIP No. 89977P106	Page 2

1.	NAMES OF REPORTING PERSONS Unicorn Riches Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 20,285,551
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 20,285,551

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,285,551
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.74%(2)
14.	TYPE OF REPORTING PERSON CO

(2)

Calculated based on the number in Row 11 above divided by 353,172,383 Class A Ordinary Shares outstanding as of February 28, 2021, as disclosed in the Issuer’s annual report on Form 20-F filed with the Securities and Exchange Commission (the “SEC”) on April 29, 2021.

CUSIP No. 89977P106	Page 3

1.	NAMES OF REPORTING PERSONS Hony Capital Fund V, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 20,285,551
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 20,285,551

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,285,551
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.74%(2)
14.	TYPE OF REPORTING PERSON PN

(2)

Calculated based on the number in Row 11 above divided by 353,172,383 Class A Ordinary Shares outstanding as of February 28, 2021, as disclosed in the Issuer’s annual report on Form 20-F filed with the SEC on April 29, 2021.

CUSIP No. 89977P106	Page 4

1.	NAMES OF REPORTING PERSONS Hony Capital Fund V GP, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 20,285,551
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 20,285,551

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,285,551
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.74%(2)
14.	TYPE OF REPORTING PERSON PN

(2)

Calculated based on the number in Row 11 above divided by 353,172,383 Class A Ordinary Shares outstanding as of February 28, 2021, as disclosed in the Issuer’s annual report on Form 20-F filed with the SEC on April 29, 2021.

CUSIP No. 89977P106	Page 5

1.	NAMES OF REPORTING PERSONS Hony Capital Fund V GP Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 20,285,551
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 20,285,551

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,285,551
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.74%(2)
14.	TYPE OF REPORTING PERSON CO

(2)

Calculated based on the number in Row 11 above divided by 353,172,383 Class A Ordinary Shares outstanding as of February 28, 2021, as disclosed in the Issuer’s annual report on Form 20-F filed with the SEC on April 29, 2021.

CUSIP No. 89977P106	Page 6

1.	NAMES OF REPORTING PERSONS Legend Holdings Corporation
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 20,285,551
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 20,285,551

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,285,551
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.74%(2)
14.	TYPE OF REPORTING PERSON CO

(2)

Calculated based on the number in Row 11 above divided by 353,172,383 Class A Ordinary Shares outstanding as of February 28, 2021, as disclosed in the Issuer’s annual report on Form 20-F filed with the SEC on April 29, 2021.

CUSIP No. 89977P106	Page 7

1.	NAMES OF REPORTING PERSONS John Huan Zhao
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 20,285,551
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 20,285,551

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,285,551
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.74%(2)
14.	TYPE OF REPORTING PERSON IN

(2)

Calculated based on the number in Row 11 above divided by 353,172,383 Class A Ordinary Shares outstanding as of February 28, 2021, as disclosed in the Issuer’s annual report on Form 20-F filed with the SEC on April 29, 2021.

CUSIP No. 89977P106	Page 8

1.	NAMES OF REPORTING PERSONS Yonggang Cao
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 20,285,551
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 20,285,551

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,285,551
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.74%(2)
14.	TYPE OF REPORTING PERSON IN

(2)

Calculated based on the number in Row 11 above divided by 353,172,383 Class A Ordinary Shares outstanding as of February 28, 2021, as disclosed in the Issuer’s annual report on Form 20-F filed with the SEC on April 29, 2021.

CUSIP No. 89977P106	Page 9

1.	NAMES OF REPORTING PERSONS Minsheng Xu
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 20,285,551
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 20,285,551

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,285,551
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.74%(2)
14.	TYPE OF REPORTING PERSON IN

(2)

Calculated based on the number in Row 11 above divided by 353,172,383 Class A Ordinary Shares outstanding as of February 28, 2021, as disclosed in the Issuer’s annual report on Form 20-F filed with the SEC on April 29, 2021.

This Amendment No. 3 (this “Amendment”) amends and supplements the Schedule 13D relating to the Class A ordinary shares, par value $0.0001 per share (the “Class A Ordinary Shares”), of Tuniu Corporation, a company organized under the laws of the Cayman Islands (the “Issuer”), filed by Unicorn Riches Limited (“Unicorn”), Hony Capital Fund V, L.P., Hony Capital Fund V GP, L.P., Hony Capital Fund V GP Limited, Legend Holdings Corporation and John Huan Zhao with the United States Securities and Exchange Commission (the “SEC”) on May 18, 2015, as previously amended and supplemented by an amendment to Schedule 13D filed on May 26, 2015 (as so amended, the “Original Schedule 13D”). This Amendment No. 3 is being filed by the Reporting Persons to report the sale of an aggregate 1,141,064 ADSs of the Issuer by certain of the Reporting Persons. Only those items that are hereby reported are amended; all other items reported in the Original Schedule 13D remain unchanged. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Original Schedule 13D. This Amendment No. 3 reports transactions effected by the Reporting Persons from the date of the Schedule 13D to the date that this Amendment No. 3 is filed with the SEC.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended and supplemented as follows:

During the period from July 15, 2021 to September 7, 2021, Unicorn Riches Limited sold an aggregate of 1,141,064 ADSs of the Issuer in open market sales for a gross sales price of US$1.8084 per ADS or US$2,063,474.80 in the aggregate. On September 7, 2021, the closing price of the ADSs on the New York Stock Exchange was US$1.78 per ADS.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 8, 2021

UNICORN RICHES LIMITED

By:	/s/ John Huan ZHAO
Name:	John Huan ZHAO
Title:	Authorized Signatory

HONY CAPITAL FUND V, L.P.
Acting by its sole general partner Hony Capital Fund V GP, L.P.

By:	/s/ John Huan ZHAO
Name:	John Huan ZHAO
Title:	Authorized Signatory

HONY CAPITAL FUND V GP, L.P.
Acting by its sole general partner Hony Capital Fund V GP Limited

By:	/s/ John Huan ZHAO
Name:	John Huan ZHAO
Title:	Authorized Signatory

HONY CAPITAL FUND V GP LIMITED

By:	/s/ John Huan ZHAO
Name:	John Huan ZHAO
Title:	Authorized Signatory

LEGEND HOLDINGS CORPORATION

By:	/s/ NING Min
Name:	NING Min
Title:	Authorized Signatory

JOHN HUAN ZHAO

By:	/s/ John Huan ZHAO
Name:	John Huan ZHAO

YONGGANG CAO

By:	/s/ Yonggang CAO
Name:	Yonggang CAO

MINSHENG XU

By:	/s/ Mingsheng XU
Name:	Minsheng XU